Chain Bridge I

100 El Camino Real, Ground Suite

Burlingame, California 94010

November 8, 2021

VIA EDGAR

Mr. Nicholas Lamparski

Ms. Mara L. Ransom
Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chain Bridge I
Acceleration Request for Registration Statement on Form S-1, as Amended
File No. 333-254502 Filed March 19, 2021

Requested Date:	November 9, 2021
Requested Time:	4:00 p.m. Eastern Standard Time

Dear Mr. Nicholas Lamparski and Ms. Mara L. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Chain Bridge I (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to November 9, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Daniel Espinoza at (650) 752-3152. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Daniel Espinoza, by email at despinoza@goodwinlaw.com.

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If you have any questions regarding this request, please contact Daniel Espinoza of Goodwin Procter LLP at (650) 752-3152.

Sincerely,

Chain Bridge I

/s/ Michael Rolnick
Michael Rolnick
Chief Executive Officer

cc:	Jocelyn Arel, Esq., Goodwin Procter LLP
Daniel Espinoza, Esq., Goodwin Procter LLP